James M. Forbes T +1 617 235 4765 james.forbes@ropesgray.com

July 2, 2021

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Mr. David Orlic

Re:      GMO Trust (File Nos. 002-98772 and 811-04347) (the “Registrant”)

Ladies and Gentlemen:

On June 28, 2021, David Orlic (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided a comment via electronic mail to James Forbes of Ropes & Gray LLP, counsel to the Registrant, regarding Post-Effective Amendment No. 218 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 266 under the Investment Company Act of 1940, as amended, to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) relating to GMO Emerging Markets ex-China Fund, a series of the Registrant, and filed with the SEC on April 16, 2021. A response to the comment is set forth below. This response was reflected in Post-Effective Amendment No. 220 under the Securities Act and Amendment No. 268 under the Investment Company Act to the Registration Statement, filed with the Commission on June 30, 2021 (the “485(b) Amendment”).

1.	The Staff notes that the Amended and Restated By-laws of the Registrant, effective as of March 1, 2007, as amended March 4, 2021 (the “By-laws”), which were provided to the Staff via electronic mail on June 22, 2021 at the Staff Reviewer’s request, include an exclusive federal forum provision for actions arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Therefore, please add appropriate risk factor disclosure in the Registration Statement to discuss the risks to shareholders associated with this provision and uncertainty

Securities and Exchange Commission	- 2 -	July 2, 2021

as to enforceability of this provision, and to disclose that shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: The Registrant notes that the “Description of the Trust and Ownership of Shares” section of the Statement of Additional Information has been revised in the 485(b) Amendment as follows to add additional information regarding the forum selection provisions of the By-Laws:

The Trust’s Amended and Restated By-Laws (the “By-Laws”) provide that the laws of The Commonwealth of Massachusetts shall govern the validity, interpretation, construction and effect of the By-Laws and the operations of the Trust, including, absent a provision to the contrary therein, any contract between the Trust and any party relating to the provision of investment advisory, administrative or distribution services to the Trust. The By-Laws provide that, absent the consent of all parties, the sole and exclusive forum for any action or proceeding brought by or on behalf of the Trust or any Fund or shareholders asserting a violation of the U.S. federal securities laws shall be the federal courts sitting within the City of Boston in The Commonwealth of Massachusetts. The By-Laws further provide that, absent the consent of all parties, the sole and exclusive forum for: (i) any other action or proceeding brought by or on behalf of the Trust or any Fund or shareholders against the Trust, any Fund, the Trust’s investment adviser, or the Trustees, officers or employees of the Trust; and (ii) any action arising under or to interpret, apply, enforce or determine the validity of the Declaration of Trust or the By-Laws or any investment advisory agreement, among other types of enumerated claims, shall be either the federal courts sitting within the City of Boston in The Commonwealth of Massachusetts or the Business Litigation Session of the Massachusetts Superior Court in Suffolk County. The By-Laws also provide that no shareholder shall have the right to bring or maintain any court action or other proceeding (including but not limited to any putative class action) asserting a derivative claim without first making written demand on the Trustees, and that any decision by the Trustees to bring, maintain or settle (or not to bring, maintain or settle) such court action, proceeding or claim shall be binding upon shareholders. The By-Laws define “derivative” and “direct” shareholder claims, and provide that a “direct” claim shall refer to: (i) a claim based upon alleged violations of a shareholder’s individual rights distinct from any harm to the Trust or a Fund or other individual shareholders, including a particular shareholder’s voting rights, rights to a dividend payment, rights to inspect books and records, or other similar rights personal to the shareholder and distinct from any harm to the Trust or a Fund or other individual shareholders; and (ii) a claim for which a direct shareholder action is expressly provided under the U.S. federal securities laws. Any other claim asserted by shareholders is considered a “derivative” claim (and subject to the demand requirements) under the By-Laws. The exclusive forum provisions in the By-Laws described above could limit the ability of a Fund shareholder to assert claims involving the Trust, a Fund, the Trust’s investment adviser, the Trustees, officers or employees of the Trust, and potentially others, in a particular judicial forum that the shareholder prefers.

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Securities and Exchange Commission	- 3 -	July 2, 2021

Very truly yours,

/s/ James M. Forbes

James M. Forbes

cc:	Jonathan Feigelson, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Douglas Y. Charton, Esq., Grantham, Mayo, Van Otterloo & Co. LLC
Thomas R. Hiller, Esq., Ropes & Gray LLP